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December 7, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:	Peggy Kim, Special Counsel,
Office of Mergers & Acquisitions

Re:	Oil Service HOLDRS Trust; File No. 5-86410
Regional Bank HOLDRS Trust; File No. 5-86411
Biotech HOLDRS Trust; File No. 5-86409
Retail HOLDRS Trust; File No. 5-86412
Semiconductor HOLDRS Trust; File No. 5-84554
Pharmaceutical HOLDRS Trust; File No. 5-79676
Schedule 14D-9 filed on November 10, 2011

Dear Ms. Kim:

On behalf of Oil Service HOLDRS Trust, Regional Bank HOLDRS Trust, Biotech HOLDRS Trust, Retail HOLDRS Trust, Semiconductor HOLDRS Trust and Pharmaceutical HOLDRS Trust (collectively, the “Trusts”), set forth below are the Trusts’ responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 6, 2011, concerning the Trusts’ Schedules 14D-9 filed November 10, 2011 (as they may be amended, the “Schedules 14D-9”).  For your convenience, the responses follow the comments copied in boldface from your letter of December 6, 2011.  All terms used herein but not defined herein shall have the meanings ascribed thereto in the Schedules 14D-9.

Schedule 14D-9

Reasons for the Recommendation, page 8

1.
We note your response to comment one in our letter dated November 30, 2011. Please revise to quantify and describe the tiered payments if more than 60% but less than 70% of the HOLDRS are tendered, if 70% or more but less than 80% are tendered, and if 80% or more are tendered in the exchange offers.

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December 7, 2011

We note the Staff’s comment and have revised the disclosure in the section of Item 3 of each Schedule 14D-9 entitled “Asset Purchase Agreement” to quantify and describe the tiered payments if more than 60% but less than 70% of the HOLDRS are tendered, if 70% or more but less than 80% are tendered, and if 80% or more are tendered in the exchange offers.

2.
Please confirm to us supplementally that the range of $7.5 million to $55 million equals the aggregate payment amount for the six HOLDRS and that $27 million equals the aggregate additional payment for the six HOLDRS.

We confirm that the range of $7.5 million to $55 million equals the aggregate payment amount for the six HOLDRS and that $27 million equals the maximum aggregate additional payment for the six HOLDRS.

*          *          *

The Trusts acknowledged that the Trusts are responsible for the adequacy and accuracy of the disclosure in each Schedule 14D-9, and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any Schedule 14D-9.  The Trusts acknowledge that they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to call me at (212) 848-7257 or Abigail Arms at (202) 508-8025.

Very truly yours,

/s/  Christa A. D’Alimonte

Christa A. D’Alimonte

cc:	Brian Ubaldi/Stephen Hostetler, Bank of America Merrill Lynch
Abigail Arms, Shearman & Sterling LLP